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                            May 30, 2023

       Wang Min
       Chief Executive Officer
       YCQH Agricultural Technology Co. Ltd
       No. 1104, Ren Min Nan Road No. 45
       Wuhou District, Chengdu,
       Sichuan Province, China 610000

                                                        Re: YCQH Agricultural
Technology Co. Ltd
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 333-252500

       Dear Wang Min:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Report of Independent Registered Public Accounting Firm, page 15

   1. Please amend your Form 10-K to provide an audit report that addresses the financial statements for both of
the years included in the filing.
 Wang Min
YCQH Agricultural Technology Co. Ltd
May 30, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong at (202) 551-3684 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 with any questions.



                                                         Sincerely,
FirstName LastNameWang Min
                                                  Division of Corporation
Finance
Comapany NameYCQH Agricultural Technology Co. Ltd
                                                  Office of Industrial
Applications and
May 30, 2023 Page 2                               Services
FirstName LastName